Exhibit (e)(17)

WCI COMMUNITIES, INC.

STOCK APPRECIATION RIGHTS AGREEMENT

under the

2004 Stock Incentive Plan of WCI Communities, Inc.

This Stock Appreciation Rights Agreement (this “Agreement”) evidences the terms and conditions of an award granted on March 2, 2007 the (“Grant Date”) by WCI Communities, Inc., a Delaware corporation (the “Company”) to «First_Name» «Last_Name» (“Participant”).

TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS

1. Grant of Stock Appreciation Rights. On the Grant Date, the Company granted to Participant stock appreciation rights (“SARs”) with respect to «Shares» shares of the Company’s common stock (“Shares”), pursuant to and subject to the provisions of the 2004 Stock Incentive Plan of WCI Communities, Inc. (the “Plan”) and to the terms and conditions set forth in this Agreement. Capitalized terms used herein shall have the meaning ascribed to them in the Plan, a copy of which is available to Participant from the Company’s Human Resources Department.

The SARs represent the right to receive, upon exercise, a whole number of Shares having a Fair Market Value (plus cash in respect of any fractional share) equal to the excess, if any, of (a) the aggregate Fair Market Value of the number of Shares with respect to which the SAR is being exercised, over (b) the aggregate Exercise Price (as defined in Section 2) allocable to such Shares.

2. Exercise Price. The per Share “Exercise Price” of the SARs shall be $20.26, which is 100% of the Fair Market Value of a Share on the Grant Date.

3. Vesting of SARs. The percentage of the SARs indicated below will vest (become exercisable) on the first to occur of the following dates or events (the “Vesting Date”):

(a) The SARs will vest as to 50% of the Shares on each of the first and second anniversaries of the Grant Date; provided that Participant has remained in the continuous employ of the Company or an Affiliate through such dates.

(b) In the event that Participant dies while employed, or Participant’s employment is terminated upon the Company’s determination that Participant is disabled under the Company’s long term disability policy (the “Death/Disability Termination Date”), a pro rata percentage of the SARs will vest as of the Death/Disability Termination Date. If the Death/Disability Termination Date occurs during 2007, the percentage of SARs that vests will equal (i) 50%, times (ii) the number of full months elapsed from the Grant Date to the Death/Disability Termination Date divided by 12. If the Death/Disability Termination Date occurs during 2008, the percentage of SARs that vests will equal (i) 50%, times (ii) the number of full months elapsed from January 1, 2008 to the Death/Disability Termination Date divided by 12. Any SARs in excess of those vesting pursuant to this clause (b) will be reconveyed to the Company without further consideration or any act or action by Participant.

(c) The SARs will vest as to 100% of the Shares in the event that a Change in Control occurs and, during the one (1) year period commencing upon the occurrence of the Change in Control, either (i) Participant’s employment is involuntarily terminated for any reason other than death, disability or termination for “Cause” as defined below, or (ii) Participant’s resigns for “Good Reason”, as defined in Section 9(b)(ii) of the Plan.

•	Participant’s employment shall be deemed terminated for “Cause” if his/her employment is terminated for any of the following:

(i)	Participant’s willful and continued failure to perform his/her duties with respect to the Company or its Affiliates that continues beyond 10 days after a written demand for substantial performance is delivered to Participant by the Company;

(ii)	Misconduct by Participant involving dishonesty or breach of trust in connection with Participant’s employment;

(iii)	Misconduct by Participant that would be a reasonable basis for an indictment of Participant for a felony or a misdemeanor involving moral turpitude; or

(iv)	Misconduct by Participant that results in a demonstrable injury to the Company.

If Participant’s employment with the Company or its Affiliates terminates for any reason other than as described in clause (b) or (c) of this section 3, Participant shall forfeit all right, title and interest in and to the unvested portion of the SARs as of the date of such termination and the unvested SARs will be reconveyed to the Company without further consideration or any act or action by Participant.

4. Term of SARs. The term of the SARs shall be for a period commencing on the Grant Date and ending on the tenth (10th) anniversary of the Grant Date (the “Expiration Date”), subject to earlier termination as provided in Section 5. The SARs may be exercised within the foregoing limitations at any time or from time to time after the vesting dates specified in Section 3, above, as to any or all of the Shares with respect to which vesting has occurred.

5. Termination of SARs. Except as otherwise provided in this Agreement, the SARs shall terminate prior to the Expiration Date as follows:

(a) In the event that Participant dies while employed, or Participant’s employment is terminated upon the Company’s determination that Participant is disabled under the Company’s long term disability policy (the “Death/Disability Termination Date”), any unvested portion of the SARs shall expire on the Death/Disability Termination Date and all or any vested portion of the SARs not previously exercised (including the portion vested by reason of Section 3(b) above) may be exercised by Participant or Participant’s estate or legal representative during the twelve (12) months after the Death/Disability Termination Date, but not later than the Expiration Date. Any portion of the SARs not exercised during such period shall expire at the end of such period.

(b) In the event that Participant’s employment is terminated for “Cause” as defined in Section 3 above, any portion of the SARs not exercised prior to the date of such termination of employment shall terminate as of the date of such termination.

(c) In the event that Participant’s employment is terminated for any reason other than death, disability or Cause, any unvested portion of the SARs shall expire on the date of such termination of employment and all or any vested portion of the SARs not previously exercised may be exercised by Participant during the one (1) month after the date of Participant’s termination of employment, but not later than the Expiration Date. Any portion of the SARs not exercised during such period shall expire at the end of such period.

6. Method of Exercise. Participant may exercise all or any part of the vested SARs by written notice directed to the Legal Department (Attention: General Counsel/Corporate Secretary), at the Company’s principal place of business. As soon as practicable following receipt of such written notice, the Company shall deliver certificates or evidence of electronic delivery evidencing the Shares receivable by Participant.

7. Nontransferability. Except as otherwise provided by the Committee, the SARs shall be transferable only by will or the laws of descent and distribution and shall be exercised during Participant’s life only by Participant or a legal representative appointed for or by Participant. Except as permitted by the preceding sentence, the SARs or any rights or privileges conferred thereby shall not be transferred, assigned, pledged or hypothecated in any way, whether by operation of law or otherwise, and shall not be subject to execution, attachment or similar process. Upon any attempted transfer, assignment, pledge, hypothecation or other disposition of the SARs, or any right or privilege conferred thereby, contrary to the provisions hereof, or upon the levy or any attachment or similar process upon the SARs, or any right or privilege conferred thereby, such SARs and such rights and privileges, shall immediately become null and void.

8. Transfers and Leaves of Absence. The transfer of Participant’s employment, without an intervening period of separation, among the Company and any Affiliate, shall not be deemed a termination of employment. Participant shall be deemed to have remained in the employ of the Company during any leave of absence granted by the Company in writing.

9. Adjustments. In the event of any change in the outstanding common stock of the Company by reason of a stock split, spin-off, stock dividend, stock combination or reclassification, reorganization, recapitalization, merger, consolidation or similar event, the Committee shall adjust proportionally the number of Shares covered by the SARs and the Exercise Price and make such other revisions to the SARs as the Committee deems to be equitably required, including, without limitation, any such limitations as are deemed necessary to comply with Section 409A of the Code and avoid the imposition of interest and penalty taxes thereunder.

10. Change in Control. In the event of a Change in Control, the Committee may, in its absolute discretion and without liability to any person, take such actions as it deems necessary or desirable including, without limitation, (a) acceleration of the vesting of the SARs; (b) payment of a cash amount substantially equivalent to the value of the SARs in exchange for the cancellation of the SARs; and (c) requiring the issuance of substitute benefits that will substantially preserve the value, rights and benefits of any affected SARs; provided, however, that any SARs that remain unexercised after such Change in Control shall be exercisable only for the kind and amount of securities and other property, or the cash equivalent thereof (as determined by the Committee in good faith) receivable as a result of such event by the holder of a Share of Company stock. All such actions shall be consistent with the requirements to avoid the imposition of interest and penalty taxes under Section 409A of the Code.

Notwithstanding the above, the SARs shall vest upon Participant’s termination of employment within one year after a Change in Control under the conditions specified in Section 3(c) of this Agreement.

11. Amendment and Termination. This Agreement may be modified by the Company in any manner that is consistent with the Plan, provided, that no such amendment shall modify this Agreement in any manner adverse to Participant without Participant’s written consent.

12. Withholding Taxes. Participant will, no later than the date as of which any amount related to the SARs first becomes includable in Participant’s gross income for federal income tax purposes, pay to the Company, or make other arrangements satisfactory to the Company regarding payment of, any federal, state and local taxes (including Participant’s FICA obligation) required by law to be withheld with respect to such amount. The Committee hereby approves Participant’s surrender to the Company of a number of Shares (or the withholding of Shares otherwise deliverable to Participant upon exercise of the SARs) as necessary to pay the minimum amount (and not any greater amount) required to be withheld for tax purposes, and Participant hereby consents to such Share-withholding method of tax payment if requested by the Company. The obligations of the Company under this Agreement will be conditional on such payment or arrangements, and the Company, and, where applicable, its Affiliates will, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to Participant.

13. Restrictions on Issuance of Shares. If at any time the Committee shall determine in its discretion, that registration, listing or qualification of the Shares covered by the SARs upon any national securities exchange or under any foreign, federal, or local law or practice, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition to the exercise of the SARs, the SARs may not be exercised in whole or in part unless and until such registration, listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

13. Additional Provisions.

(a) The terms contained in the Plan are incorporated into and made a part of this Agreement and this Agreement shall be governed by and construed in accordance with the Plan. In the event of any actual or alleged conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan shall be controlling and determinative.

(b) If any one or more of the provisions contained in this Agreement is invalid, illegal or unenforceable, the other provisions of this Agreement will be construed and enforced as if the invalid, illegal or unenforceable provision had never been included.

(c) Nothing contained herein shall affect the right of the Company or any Affiliate to terminate any Participant’s employment at any time for any reason.

(d) Participant shall not have voting or any other rights as a stockholder of the Company with respect to the SARs. Dividends or dividend equivalents will not be paid with respect to the SARs. Upon receipt of Shares upon exercise of the SARs, Participant will obtain full voting and other rights as a stockholder of the Company.

(e) Neither SARs nor the Shares acquired upon exercise thereof shall be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or its subsidiaries and shall not affect any benefits, or contributions to benefits, under any other benefit plan of any kind now or subsequently in effect under which the availability or amount of benefits or contributions is related to level of compensation.

(f) Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Company in care of its General Counsel/Corporate Secretary, and any notice to be given to Participant shall be addressed to him at Participant’s address on the books of the Company. By a notice given pursuant to this Section, either party may designate a different address for notices to be given. Any notice shall have been deemed duly given when enclosed in a properly sealed envelope addressed as aforesaid, deposited (with postage prepaid) in a post office or branch post office regularly maintained by the United States Postal Service, or sent by overnight delivery or facsimile.

(g) Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

(h) The masculine pronoun shall include the feminine and neuter, and the singular the plural, where the context so indicates.

(i) The laws of the State of Florida shall govern the interpretation, validity and performance of the terms of this Agreement.

IN WITNESS WHEREOF, the Company has executed this Agreement and Participant has accepted this Agreement, including all of the terms and conditions hereof, which constitute a contract between the Company and Participant.

WCI COMMUNITIES, INC.

By:	/s/ Paul Appolonia
Title:	Sr. Vice President/HR

Accepted by Participant this

             day of             , 2007

«First_Name» «Last_Name»